QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 9)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 19, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

Introduction.

        This Amendment No. 9 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006 and Amendment No. 8 filed thereto on July 11, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        The first sentence of the sixth to last paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "Xstrata Canada (as defined in Item 4 of this Statement) estimates that, if it acquires all of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan (as defined in Item 4 of this Statement)) in connection with the July 19th Revised Falconbridge Offer (as defined in Item 4 of this Statement), the total amount of cash required for the purchase of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan) will be approximately Canadian $19.2 billion."

        The last five paragraphs of Item 3 of the Statement are hereby deleted and replaced in their entirety with the following paragraphs:

        "Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of US $19.0 billion, which is currently undrawn, and cash on hand. The committed financing consists of:

  (a)
  an underwriting letter (the "Acquisition Facilities Underwriting Letter"), dated July 19, 2006, pursuant to which Barclays Bank PLC, Deutsche Bank AG, London Branch, JPMorgan Chase Bank, National Association and The Royal Bank of Scotland plc have each underwritten severally 25% of the following facilities agreements:

  (i)
  the acquisition facilities agreement (the "Acquisition Facilities Agreement") between Xstrata (Schweiz) AG ("Xstrata Schweiz"), a corporation organized under the laws of Switzerland and a wholly-owned direct subsidiary of Xstrata), Xstrata, certain subsidiaries of Xstrata, a syndicate of banks and others for an aggregate of US $9.5 billion; and

    (ii)
    the debt bridge facility agreement (the "Debt Bridge Facility Agreement") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for US $2.5 billion; and

  (b)
  a committed subordinated bridge facility agreement (the "Subordinated Bridge Agreement"), dated May 17, 2006, between Xstrata Schweiz, Xstrata, Deutsche Bank AG, London Branch and J.P. Morgan plc, as lead arrangers, and a syndicate of banks for U.S. $7.0 billion.

        The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for US $3.353 billion ("Acquisition Facility A"), a 60-month and one day term loan facility for US $1.1117 billion ("Acquisition Facility B"), a 60-month revolving term loan facility for US $3.353 billion ("Acquisition Facility C") and a 364-day term loan (with a one year extension at Xstrata's option) for US $1.677 billion ("Acquisition Facility D"). The Debt Bridge Facility Agreement provides Xstrata Schweiz with a six month debt bridge facility (with a 364 day extension at Xstrata's option) for US $2.5 billion (the "Debt Bridge Facility"). The Subordinated Bridge Agreement provides Xstrata Schweiz with a term loan facility for US $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007. The funding commitments under the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement (collectively the "Committed Financing Agreements") are subject to conditions usual in commercial lending transactions of this kind. These conditions substantially reflect the conditions of the July 19th Revised Falconbridge Offer. Xstrata Canada and Xstrata reasonably believe that the possibility is remote that the conditions to funding of the July 19th Revised Falconbridge Offer that are in addition to the conditions in the July 19th Revised Falconbridge Offer will not be satisfied. Acquisition Facility A bears an interest rate of 0.60% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility B bears an interest rate of 0.70% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility C bears an interest rate of 0.70% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility D bears an interest rate of 0.50% per annum plus LIBOR, the funding facility under the Debt Bridge Facility Agreement bears an interest rate of 0.40% per annum plus LIBOR and the funding facility under the Subordinated Bridge Agreement bears an interest rate of 0.40% per annum plus LIBOR, in each case plus mandatory costs (being regulatory costs of the lenders that are passed on to the borrowers). The funding facilities under the Committed Financing Agreements are subject to fees at levels customary for credit facilities of this kind. Pursuant to the Committed Financing Agreements, Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the July 19th Revised Falconbridge Offer, without the prior consent of the lenders.

        The Acquisition Facilities Underwriting Letter provides that each underwriter thereunder may terminate its underwriting commitment if, among other things, the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement are not executed on or before the date falling three months after May 17, 2006. However, Xstrata Schweiz may execute the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement in advance of the July 19th Revised Falconbridge Offer being declared unconditional.

        Xstrata reserves the right to fund or arrange for funding of Xstrata Canada's purchase of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan) under the July 19th Revised Falconbridge Offer from any combination of the above discussed sources.

        The foregoing descriptions of the Acquisition Facilities Underwriting Letter, the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Acquisition Facilities Underwriting Letter, the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement, which are filed as Exhibits 27, 28, 29 and 16 hereto respectively, and are incorporated herein by reference."

Item 4.    Purpose of Transaction

        Item 4 is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph thereof:

        "On July19, 2006, Xstrata Canada announced that it is amending the Revised Falconbridge Offer in order to (i) increase the consideration under the Revised Falconbridge Offer to Canadian $62.50 per Common Share, (ii) provide that the consideration under the Revised Falconbridge Offer will not be reduced by the amount of the special cash dividend of Canadian $0.75 per Common Share declared by the board of directors of Falconbridge on July 16, 2006 and payable by Falconbridge on August 10, 2006 to the holders of record of Common Shares at the close of business on July 26, 2006, (iii) delete the minimum tender condition under the Revised Falconbridge Offer and (iv) extend the Revised Falconbridge Offer to 8:00 p.m. (Toronto, Canada time) on August 14, 2006 (the "Expiry Time") (collectively, the "July 19th Revised Falconbridge Offer")."

Item 7.    Materials to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description
27.	Letter Agreement, dated July 19, 2006, among Barclays Capital, Barclays Bank PLC, Deutsche Bank AG, London Branch, J.P. Morgan plc, JPMorgan Chase Bank, National Association, The Royal Bank of Scotland plc and Xstrata (Schweiz) AG. amending that certain Underwriting Letter, dated May 17, 2006, among Barclays Capital, Barclays Bank PLC, Deutsche Bank AG, London Branch, J.P. Morgan plc, JPMorgan Chase Bank, National Association, The Royal Bank of Scotland plc and Xstrata (Schweiz) AG, as amended on June 12, 2006 (which replaces in its entirety the Letter Agreement filed as Exhibit 13 to Amendment No. 4 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on May 18, 2006 and the Letter Agreement filed as Exhibit 18 to Amendment No. 6 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on June 21, 2006).
28.
Form of Acquisition Facilities Agreement between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain financial institutions named therein and Barclays Bank PLC (which replaces in its entirety the Form of Acquisition Facilities Agreement filed as Exhibit 24 to Amendment No. 8 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on July 11, 2006).
29.
Form of Debt Bridge Facility Agreement between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain financial institutions named therein and Barclays Bank PLC (which replaces in its entirety the Form of Debt Bridge Facility Agreement filed as Exhibit 20 to Amendment No. 6 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on June 21, 2006).
30.	Press Release of Xstrata plc, dated July 19, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2006
XSTRATA PLC
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2006
1184760 ALBERTA LTD.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

QuickLinks

SIGNATURE
SIGNATURE